SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011
_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)
_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Results of the Special General Meeting of Shareholders and Series II Options:

On November 2, 2011, the Registrant held Special General Meetings of its Shareholders and holders of its Series II Options for the purpose of approving an extension to the exercise period of the Series II Options from December 28, 2011 until June 30, 2013 (the "Extension"), as previously reported

Holders of 2,073,842 Series II Options participated in the Special General Meeting of holders of the Series II Options, all of which voted for the Extension.

Shareholders holding 43,580,377 shares participated in the Special General Meeting of Shareholders, out of which 18,400,549 shares voted for the Extension while 25,179,828 voted against.

Since approval of the Extension required the approval at each Special General Meeting of at least 75% of the voting power of those entitled to vote at such Meeting and who voted on the proposal at the applicable Meeting, the Extension was not approved.

As a result of the foregoing, the Registrant will inform the Jerusalem District Court in Israel, which, as previously reported,  had  approved the Company’s Motion to bring the Extension for the approval of its shareholders and holders of its Series II Options, that the proposed Extension was not approved and shall not be effected.

This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial Officer and Operating Officer

Dated: November 2, 2011